Allen R. Tubb Vice President General Counsel and Secretary	Email: atubb@swst.com Direct Line: 214-859-6629 Direct Fax: 214-859-6020

November 16, 2011

VIA EDGAR

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SWS Group, Inc.

Amendment No. 1 to Registration Statement on Form S-3

Filed November 4, 2011

File No. 333-177217

Dear Ms. Hayes:

This letter sets forth the response of SWS Group, Inc. (the “Company”) to the comment letter dated November 10, 2011 (the “Comment Letter”) from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3, filed on November 4, 2011 (the “Registration Statement”). Contemporaneously with the filing of this letter, the Company has filed Pre-Effective Amendment No. 2 to the Registration Statement on Form S-3.

The Company’s response to the Comment Letter is numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s response thereto set forth immediately under such comment.

Amendment No. 1 to Registration Statement on Form S-3, filed on November 4, 2011

General

1.	The shares of Series A Preferred Stock are not yet outstanding, therefore you may not register at this time the shares of common stock underlying those shares of unissued Series A Preferred Stock. Please revise your registration statement to limit your registration only to those shares of common stock underlying the warrants which are already outstanding.

SWS Group, Inc. — 1201 Elm Street, Suite 3500 — Dallas, Texas 75270-2180 — 214-859-1800 — www.swsgroupinc.com

SWS - Listed on NYSE

Ms. Suzanne Hayes

Assistant Director

November 16, 2011

Response:

The Company has revised the Registration Statement to limit its registration to the shares of common stock issuable upon the exercise of outstanding warrants that are held by Hilltop Holdings Inc. (“Hilltop”), Oak Hill Capital Partners III, L.P. (“OHCP”) and Oak Hill Capital Management Partners III, L.P. (“OHCMP” and, together with OHCP, “Oak Hill” and, collectively with Hilltop, the “Selling Stockholders”).

Selling Stockholders, page 6

2.	We note your disclosure in the first paragraph on page 11 regarding your Series A Preferred Stock. Please revise the Selling Stockholders section in order to provide greater detail regarding the “limited cases” when Hilltop Holdings Inc. and Oak Hill Capital Partners III, L.P. may receive shares of your Series A Preferred Stock rather than shares of your common stock upon the exercise of their warrants.

Response:

As disclosed in the Registration Statement, no shares of the Non-Voting Perpetual Participating Preferred Stock, Series A, par value $1.00 per share (the “Series A Preferred Stock”), are currently issued or outstanding. Upon the exercise of the warrants, the Company would only issue shares of Series A Preferred Stock if it would be necessary to prevent a Selling Stockholder from owning or being deemed to own shares of the Company’s common stock in excess of either (i) 24.9% of any class of securities of the Company or (ii) such level that the Selling Stockholder reasonably determines would prevent them being deemed to control the Company for purposes of certain federal banking laws and regulations that are specified in the warrants. The Registration Statement has been revised to disclose this information under the heading “Selling Stockholders.”

* * * * *

Ms. Suzanne Hayes

Assistant Director

November 16, 2011

The Company hereby acknowledges to the Securities and Exchange Commission (the “Commission”) that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions, please contact the undersigned at (214) 859-6629.

Very truly yours,

/s/ Allen R. Tubb
Allen R. Tubb
Vice President, General Counsel and Secretary
SWS Group, Inc.

cc:	Darrel A. Rice, Haynes and Boone, LLP

Garrett A. DeVries, Haynes and Boone, LLP